SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 15, 2004

TELIASONERA AB

(Translation of registrant’s name into English)

Sturegatan 1, S-106 63 Stockholm, Sweden
(Address of principal executive offices)

0-30340

(Commision File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2004	TELIASONERA AB

	By:	/s/ Jan Henrik Ahrnell Vice President and Legal Counsel

Press Release
January 15, 2004

TeliaSonera propose change of auditors

In May 2003, the board of directors of TeliaSonera launched an audit tender process. The aim was to choose one audit firm, best qualified, to take the audit responsibilities in the TeliaSonera group. Invited to tender were Deloitte&Touche, Ernst&Young, KPMG and PricewaterhouseCoopers.

After an extensive process, lead by the audit committee of the board of TeliaSonera, the board has decided to propose to the shareholders, at the Annual General meeting to be held on April 28, 2004, to elect PricewaterhouseCoopers as auditor of TeliaSonera.

The two main shareholders of TeliaSonera, the Swedish and Finnish States, representing totally 64.4 percent of the shares and votes in TeliaSonera, have informed that they support the proposal.

The audit committee of the board of TeliaSonera consists of Tapio Hintikka, Caroline Sundewall and Eva Liljeblom.

_______________________________________________
For further information journalists can contact:
Tapio Hintikka, Chairman of the Board, TeliaSonera AB, tel +358-405 007 784

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of September 2003 TeliaSonera had 11,558.000 mobile customers and 8,025,000 fixed customers and 1,555,000 internet customers in its home markets. Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange, the Helsinki Exchanges and the Nasdaq Stock Market in the USA. Pro forma net sales January-September 2003 amounted SEK 60,7 billion (EUR 6.8 billion). The number of employees was 26,216.